SilverCrest Announces Santa Elena’s First Doré Shipment

TSX-V: SVL	For Immediate Release

VANCOUVER, BC – Oct. 14, 2010 – SilverCrest Mines Inc. (the “Company”) is pleased to announce that the first shipment of doré bars from the Santa Elena Mine has occurred, just a month after the Company announced its first metals pour. The inaugural shipment included 383 kilograms of combined metals, comprised of approximately 368 ounces of gold and 10,034 ounces of silver with a combined estimated value of US$700,000.

“We are extremely delighted to complete delivery of our initial gold and silver doré to a metals refinery so quickly after commencing production,” said J. Scott Drever, President. “Santa Elena Mine remains well on target to reach full production levels in the fourth quarter of 2010, with commercial production and positive cash-flow anticipated in early 2011.”

SANTA ELENA UPDATE

As at September 30, 2010, approximately 150,000 tonnes of ore have been placed on the heap leach pads at an average grade of 1 g/t gold equivalent. Initial low-grade tonnes, which are part of the pre-strip of the high-grade Main Zone, have been loaded on the leach pad for processing. As the mine progresses over the next few months, higher-grade ore from the Main Zone will be leached.

Leach extraction is proceeding as planned. Initial indications are that metallurgical recoveries to date will reach the projected recoveries over a 300-day period as determined by previous test work. An update on leaching and recoveries will be available once steady state conditions have been reached.

Santa Elena Mine currently has 122 full-time employees and contractors in the operation, with approximately 70% derived from the local workforce.

EXPANSION PLAN

The current open-pit heap leach operation is considered Phase I of the overall plan to develop the Santa Elena Mine into a +100,000 ounce gold equivalent producer within 3 years. Work is underway on Phase II, which encompasses the conceptual mining of underground material from current Santa Elena resources, transporting high-grade silver ore to Santa Elena from the nearby Cruz de Mayo deposit and re-treatment of the leach pad spent ore, which retains significant silver ounces due to the overall low recovery of silver from the heap leaching process. This expansion plan requires a conventional mill to process all ore for higher recovery rates.

SilverCrest has commenced a Preliminary Assessment (PA) on the expansion plan, which should be complete in Q4 2010. Further studies are required to define the economics of the expansion plan and, therefore, the plan is conceptual in nature and there is no guarantee that it will be achievable at this time. If the PA demonstrates preliminary economic viability of the plan, then a Pre-Feasibility Study will be prepared in 2011.

EXPLORATION

Now that production is underway at Santa Elena, exploration of several previously identified targets will commence in Q4 2010. Of these targets, the Santa Elena Norte deposit is the most advanced. Santa Elena Norte is located approximately 1 kilometre north of the current operations and shows a surface mineralized system similar to the Santa Elena Main Zone presently being mined. Surface sampling results in mineralization range from 0.5 to 3 g/t gold plus silver over a strike length of plus 500 metres. Work during Q4 2010 will consist of building access roads, trenching and drilling.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of less than US$375 per ounce of gold equivalent. SilverCrest anticipates that the 2,500 tonnes per day facility will produce approximately 35,000 ounces of gold and 600,000 ounces of silver per year from the open-pit heap leach operation.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

For further information, please visit www.sedar.com to view the August 11, 2008 “Technical Report on the Pre-Feasibility Study for the Santa Elena Project, Sonora, Mexico” prepared by Scott Wilson Roscoe Postle Associates Inc. Updated project photographs are available on the Company’s website at www.silvercrestmines.com.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

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